UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission File Number 113928

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RBC – U.S.A. Retirement and Savings Plan

60 South Sixth Street, Dain Rauscher Plaza, Minneapolis, MN 55402

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal Bank of Canada

(Exact name of Registrant as specified in its charter)

Toronto, Ontario Canada

(State or other jurisdiction of) Identification No.)

200 Bay Street, Royal Bank of Plaza, Toronto, Ontario Canada M5J2J5

(Address of principal executive offices) (Zip Code)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

The following are furnished for the plan and are included in Appendix A:

RBC-U.S.A. Retirement and Savings Plan

Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009, Supplemental Schedules as of and for the Year Ended December 31, 2009, and Report of Independent Registered Public Accounting Firm

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

RBC-U.S.A. Retirement and Savings Plan

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for plan benefits of the RBC-U.S.A. Retirement and Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2009, and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the 2009 basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 24, 2010

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments — at fair value
Employer stock funds — Royal Bank of Canada	$404,410,975	$236,752,205
Common collective trusts:
Fidelity Managed Income Portfolio II	185,859,936	165,209,395
US Equity Index Commingled Pool	72,852,759	56,507,973
Mutual funds:
Van Kampen Comstock Fund	70,640,504	58,338,409
Growth Fund of America	136,328,838	101,771,142
American Balanced Fund	109,645,320	93,406,668
Wasatch Core Growth		38,770,757
Fidelity US Bond Index Fund	76,031,995	58,724,047
American Euro-Pacific Growth Fund	129,692,464	90,683,438
RBC MidCap Fund Growth	30,507,277	23,913,833
Artisan Mid Cap Value	45,116,039	29,381,841
Alliance Bernstein 2000	866,076	418,990
Alliance Bernstein 2005	676,015	343,279
Alliance Bernstein 2010	1,386,763	891,629
Alliance Bernstein 2015	3,037,464	1,787,994
Alliance Bernstein 2020	4,069,591	1,938,041
Alliance Bernstein 2025	4,668,188	1,637,926
Alliance Bernstein 2030	3,849,665	1,728,399
Alliance Bernstein 2035	4,258,612	1,807,670
Alliance Bernstein 2040	4,051,898	1,730,072
Alliance Bernstein 2045	2,313,421	873,569
Alliance Bernstein 2050	1,412,036	467,978
Alliance Bernstein 2055	664,607	209,599
Third Avenue MidCap Value	42,386,398	33,768,788
Fidelity BrokerageLink	27,820,013	19,336,040
T Rowe Price MidCap Growth	3,578,286
Van Kampen Small Cap Growth I	50,954,495
Participant loans receivable	22,343,573	20,294,641

Total investments	1,439,423,208	1,040,694,323

CASH	5,175	34,358

RECEIVABLES — Employer matching fixed contribution	2,697,200	2,742,221

Total receivables	2,697,200	2,742,221

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT FAIR VALUE	1,442,125,583	1,043,470,902

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INDIRECT FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	2,335,160	6,704,258

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,444,460,743	$1,050,175,160

See notes to financial statements.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

INVESTMENT INCOME:
Interest and dividends	$30,448,731
Net realized and unrealized appreciation in fair value of investments (Note 3)	361,426,903

Total investment income	391,875,634

CONTRIBUTIONS:
Participant	78,401,267
Participant rollover	6,108,888
Employer — fixed matching (net of forfeitures of $1,419,392)	40,216,835

Total contributions	124,726,990

DEDUCTIONS:
Benefits paid to participants	(122,212,852)
Administrative fees paid by participants	(104,189)

Total deductions	(122,317,041)

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	394,285,583

NET ASSETS AVAILABLE FOR PLAN BENEFITS — Beginning of year	1,050,175,160

NET ASSETS AVAILABLE FOR PLAN BENEFITS — End of year	$1,444,460,743

See notes to financial statements.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN

The following description of the RBC-U.S.A. Retirement and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General — The Plan is a defined contribution plan covering all eligible employees for RBC Wealth Management, RBC Liberty Insurance, RBC Capital Markets, the U.S. office of Royal Bank of Canada, and RBC Bank USA (the “RBC Companies”) in the United States. The Plan includes an employee stock ownership plan (ESOP). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (the “Code”).

Eligibility — Employees may make pretax and after-tax contributions to the Plan upon hire. All employees are eligible to receive employer contributions beginning the first of the month following one year of service consisting of at least 1,000 hours. Certain employees, as defined in the plan document, who have met the employee contribution requirements described above by December 1 of the plan year and who are employed on December 31 are eligible to receive the employer stock bonus contribution, if any.

Contributions — Employees may contribute up to 50% of their compensation to the Plan on a pretax basis or on an after-tax basis to their Roth 401(k) account. In addition, employees may also contribute up to 5% of their compensation to the Plan on an after-tax basis. Participant contributions are subject to maximum amounts as described in the Code. Employees who were at least age 50 may elect to make pretax, Roth 401(k), or catch-up contributions up to 50% of compensation. Catch-up contributions were subject to an annual limit of $5,500 under Internal Revenue Service regulations during 2009. Employees may also contribute to the Plan by making rollover contributions which represent distributions from other qualified plans.

A fixed matching contribution is paid by the RBC Companies throughout the year as eligible employees make deferrals that is equal to one dollar for every dollar of a participant’s pretax contribution or after tax Roth 401(k) contribution, up to a maximum of 6% of compensation. All matching contributions are invested in accordance with participant investment elections.

Employees who have not enrolled in the Plan by the time they become eligible for company match are automatically enrolled for a 3% pretax contribution, which is allocated to the appropriate Alliance Bernstein Target Date fund based on a normal age 65 retirement. Employees may opt out of this automatic enrollment.

Employee and employer contributions are limited to the extent necessary to comply with the applicable sections of the Code. For 2009, certain employees are subject to limits on the amount of matching contributions that they can receive. Starting February 1, 2009 RBC Wealth Management financial consultants, branch directors, and complex directors are not eligible for fixed matching contributions. Starting March 1, 2009 RBC Wealth Management regional directors are not eligible for fixed matching contributions. Prior to February 1, 2009, RBC Wealth Management financial consultants were limited to a fixed match of $1500. After-tax contributions (excluding Roth 401(k)) are not eligible for company-matching contributions.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009—(Continued)

The ESOP is funded solely with contributions made by the RBC Companies. The RBC Companies have the sole and exclusive discretion as to the amounts contributed, if any, and whether such amounts will be contributed in the form of cash, Royal Bank of Canada (RBC) common shares, or in a combination of cash and RBC common shares. There are no performance formulas or measures included in making such a determination. For the year ended December 31, 2009, no ESOP contribution was made.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s voluntary pretax and after-tax contributions, Roth 401(k) after-tax contributions, the RBC Companies’ fixed matching contributions, the RBC Companies’ discretionary ESOP contributions, and fund earnings, and charged with withdrawals and an allocation of fund losses. Fund earnings are allocated based on participant balances in each fund.

Participants may direct and redirect the balance of their account and contributions into any of the Plan’s 26 investment options, including the Brokerage Link investment option. The Brokerage Link investment is a self-directed mutual fund brokerage account which participants may choose to invest in a variety of eligible mutual funds. Investment elections may be changed by the participant daily.

Participants may change the investment of accounts or portions of accounts, including the RBC Common Stock dividends, from the RBC Stock Fund into one or more other investment funds.

Investments — The various investment options available to the participants include the Royal Bank of Canada Stock Fund, domestic large-cap equity funds, an international equity fund, small-cap equity funds, mid-cap equity funds, a balanced fund, an intermediate bond index fund, a stable return fund, lifestyle funds, and BrokerageLink, a self-directed brokerage account that allows participants to choose other mutual funds in which to invest.

Vesting — Participants are immediately vested in their pretax contributions, after-tax contributions, and rollover contributions, plus earnings thereon. Participants are 25% vested in the employer matching contributions and ESOP contributions after two years of service and vest in 25% increments per year thereafter. All participants are fully vested after five years of service. In addition, all participants become fully vested upon death or disability or if the Plan is terminated.

Forfeitures — Upon a participant’s termination of employment, the unvested portion of the participant’s account, if any, is forfeited. Forfeited amounts are retained in the Plan and used to reduce future RBC Companies’ contributions or to pay administrative expenses of the Plan. Forfeitures of $1,419,392 were used to reduce RBC Companies’ contributions for the plan year ended December 31, 2009.

If a participant is rehired by the RBC Companies or by an affiliate within five years after termination, the participant shall receive a full restoration of the amount previously forfeited.

Loans to Participants — Participants may borrow from their vested account balance an amount not to exceed the lesser of 50% of their vested account balance or $50,000 reduced by the highest outstanding loan balance within the past year. Additionally, the minimum loan amount is $1,000. The normal maximum loan repayment period is five years. If the purpose of the loan is to acquire a principal residence, then the loan repayment period shall not exceed 15 years. In general, participants are limited to one loan from their vested account balance. A second loan is permitted if used for the acquisition of a principal residence. Interest on participant loans is fixed and is based on the prime rate, plus 1% at the time of the loan. Current interest on loans ranges from 4.0% to 10.5% and loans are due at various dates through 2032. Loans are generally repaid through regular payroll deductions and are secured by the balance in the participant’s account.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009—(Continued)

Payment of Benefits — On termination of employment, participants may generally request either a lump-sum distribution of the employee pretax and after-tax contributions account balances or monthly, quarterly, or annual installments. Each participant who has terminated employment and whose vested account balance is less than $1,000 will automatically receive a lump-sum payment. If a participant’s account balance is greater than $1,000 but less than $5,000, it is automatically rolled to a Fidelity Individual Retirement Account unless elected otherwise. Participants may also request in-service distributions, which are limited to the employee pretax and after-tax contributions (including Roth 401(k)) account balance, for financial hardship purposes as defined by the Plan. In addition, eligible participants between ages 50 and 59- 1/2 may request special distribution of certain amounts from the Plan, subject to minimum service requirements. Distributions from the Plan are generally made in cash, except for the RBC Stock Fund where participants can choose to have their value paid in cash or RBC common shares.

Dividend Reinvestment — Participants can elect to have quarterly dividends paid on RBC stock in the RBC Stock Fund to be either reinvested or paid out in cash. Reinvested dividends have no current tax consequence to the Plan or participants. Dividends that are paid out in cash are considered taxable income in the year that they are paid. Total amount of dividends paid out in 2009, and included in benefits paid to participants, was $1,650,825.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Contributions — Participant and RBC Companies’ fixed matching contributions are recorded in the period the employer makes the payroll deductions. ESOP contributions are recorded for the period the Board of Directors authorizes the contribution. Employer match true-up contributions are recorded as a receivable for the period they are related to. Participant accounts are credited with the true-up contribution in the following year.

Benefits Paid to Participants — Benefits are recorded when paid.

Investments — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments, including underlying investments in investment contracts. The Company’s unitized common stock fund is valued based on the underlying assets as shown in Footnote 3. Participant loans are valued at the outstanding principal and any related accrued interest. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

The Managed Income Portfolio II (the “Portfolio”) is a stable value fund that is a commingled pool of Fidelity Group Trust for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed-income securities. Fair value of the Portfolio is the net asset value of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009—(Continued)

In accordance with Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the Portfolio is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The statement of changes in net assets available for benefits is presented on a contract-value basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Expenses — Effective in 2005, administrative expenses are paid by the Plan Sponsor as provided in the second amendment to the Trust Agreement between Fidelity Management Trust Company and the Plan Sponsor. These expenses were approximately $190,494 during 2009. Additionally, certain transaction costs for loans and investment redemptions are paid by the participants via reduction of participant account balances.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options in shares of registered investment companies, common collective trusts, and RBC Stock Fund (which invests in RBC shares). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

New Accounting Guidance — In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) Topic 105, Generally Accepted Accounting Principles (“ASC 105”) (formerly Statement of Financial Accounting Standards (“SFAS”) 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — A Replacement Of FASB Statement No. 162) which became the source of authoritative GAAP recognized by the FASB, applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (the “SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of ASC 105, the codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature, not included in the codification became non-authoritative. ASC 105 is effective for interim and annual periods ending after September 15, 2009. The adoption of ASC 105 did not have a material impact on the Plan’s financial statements, aside from changing the nomenclature used to reference accounting literature in the notes to the financial statements.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009—(Continued)

In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to evaluate subsequent events through the date the financial statements are issued. ASC 855 is effective for periods ending after June 15, 2009. All subsequent events are disclosed in Note 10.

In April 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued (later codified into ASC 820) which expanded disclosures and requires that major category for debt and equity securities be determined on the basis of the nature and risks of the investments. This guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan’s net assets available for benefits.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820, adding new requirements for disclosures for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact of adopting ASU No. 2010-06.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009—(Continued)

3.	INVESTMENTS

Investments as of December 31, 2009 and 2008, that represent 5% or more of the Plan’s assets are as follows:

	2009	2008

Royal Bank of Canada Stock Fund	$398,202,376	$230,341,829
Fidelity Managed Income Portfolio II	185,859,936	171,913,653
Growth Fund of America	136,328,838	101,771,142
American Euro-Pacific Growth Fund	129,692,464	90,683,438
American Balance Fund	109,645,320	93,406,668
Fidelity US Bond Index Fund	76,031,995	58,724,047
US Equity Index Commingled Pool	72,852,759	56,507,973
Van Kampen Comstock Fund	*	58,338,409

*	Less than 5% of net assets available for benefits.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $361,426,903 as follows:

Mutual funds	$155,849,508
Common collective trusts	15,513,596
Employer stock funds	190,063,799

$361,426,903

The following summarizes the components of the employer stock funds, at December 31:

	2009	2008

Royal Bank of Canada Stock Fund:
Royal Bank of Canada common stock	$398,202,376	$230,341,829
Fidelity institutional cash money market funds	6,208,599	6,410,376

Total	$404,410,975	$236,752,205

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009—(Continued)

An ESOP is a component of the Plan. Contributions to the ESOP are non-participant directed investments as all contributions to the ESOP are made into the RBC Stock Fund. However, participants are able to immediately diversify the investment from the RBC Stock Fund to any of the other Plan investment options. The change in net assets of the non-participant directed ESOP investments for the year ended December 31, 2009, is as follows:

Non-participant directed portion of RBC Retirement and Savings Plan investments — changes in net assets:
Net depreciation in fair value of investments	$4,783,360
Interest and dividends	368,095
Employer contributions	(134,758)
Benefits paid to participants	(673,288)
Transfers to other investments	(86,654)

Net decrease	4,256,755

Non-participant directed portion of RBC Retirement and Savings Plan investments as of December 31, 2008	7,151,261

Non-participant directed portion of RBC Retirement and Savings Plan investments as of December 31, 2009	$11,408,016

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2009 and 2008, the Plan held 7,435,962 and 7,766,004 shares, respectively, of common stock of the Royal Bank of Canada, the Parent of the RBC Companies, with a cost basis of $181,036,036 and $176,690,817, respectively. During the year ended December 31, 2009, the Plan recorded dividend income of $13,907,719 from the Royal Bank of Canada Stock Fund. These transactions qualify as exempt party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the RBC Companies have the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will become fully vested in their account balances.

6.	FAIR VALUE MEASUREMENTS

ASC 820 established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009—(Continued)

the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

Following is a description of the valuation methodologies use of assets measure at fair value. There have been no changes in the methodologies used at December 31, 2009.

Mutual Funds — Valued at the NAV of shares held by the plan at year-end.

Common Stock — The Company’s common stock fund, held in a unitized common stock fund, is valued based on the underlying assets as shown in Footnote 3.

Common Collective Funds — Based on the contractual terms of the underlying GICs; provides a daily mil-rate for income accretion.

Participant Loans — Valued at amortized cost which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial interments could result in a different fair value measurement at the reporting date.

In accordance with the update to ASC 820 (originally issued as FSP FAS 157-4), the major categorization for debt and equity securities on the basis of the nature and risk of the investments as of December 31, 2009, is as follows.

	Assets at Fair Value as of December 31, 2009, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds	$753,955,965	$—	$—	$753,955,965
Common Stock	404,410,975			404,410,975
Common collective funds		258,712,695		258,712,695
Participant loans			22,343,573	22,343,573

Total assets at fair value	$1,158,366,940	$258,712,695	$22,343,573	$1,439,423,208

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009—(Continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Level 3 Assets Year Ended December 31, 2009 Participant Loans

Balance — beginning of year	$20,294,641
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances, and settlements — net	2,048,932

Total assets at fair value	$22,343,573

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — financial services	$404,410,975	$—	$—	$404,410,975

Total common stocks	404,410,975	—	—	404,410,975

Mutual funds:
Large-cap value	180,285,824			180,285,824
Large-cap growth	136,328,838			136,328,838
Fixed-income funds	76,031,995			76,031,995
Large-cap blend	160,946,800			160,946,800
Mid-cap growth	30,507,277			30,507,277
Mid-cap value	45,116,039			45,116,039
Mid-cap growth	3,578,286			3,578,286
Small-cap growth	50,954,495			50,954,495
Small-cap value	42,386,398			42,386,398
Other	27,820,013	72,852,759		100,672,772

Total mutual funds	753,955,965	72,852,759	—	826,808,724

Stable value fund		185,859,936		185,859,936

Participant loans			22,343,573	22,343,573

Total	$1,158,366,940	$258,712,695	$22,343,573	$1,439,423,208

7.	NET ASSET VALUE (NAV) PER SHARE

In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the NAV per share as of December 31, 2009. The Fidelity Managed Income Portfolio II stable

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009—(Continued)

value fund is valued using the NAV per share. The funds fair value as of December 31, 2009 is $185,859,936. The redemption frequency is immediate and there is not a redemption notice period. The fund invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed-income securities, such as U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, and money market funds to provide daily liquidity.

8.	TAX STATUS

The Internal Revenue Service has determined and informed the RBC Companies by a letter dated March 16, 2005, that the Plan was designed in accordance with the applicable regulations of the Code requirements. The Plan has been amended since receiving the determination letter. However, the RBC Companies and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009:

2009

Net assets available for benefits per financial statements	$1,444,460,743
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,335,160)
Adjustment for deemed distributed participant loans	(7,130)

Net assets available for benefits, per Form 5500	$1,442,118,453

The following is a reconciliation of the increase in net assets per the financial statements to net income per the Form 5500 for the year ended December 31, 2009:

2009

Increase in net assets per financial statements	$394,285,583
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,335,160)
Adjustment for deemed distributed participant loans	(7,130)

Net income per Form 5500	$391,943,293

10.	SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 24, 2010, which is the date the financial statements were available to be issued.

* * * * * *

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO THE

REQUIREMENTS OF FORM 5500

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

(EIN: 41-1228350) (Plan No. 003)

FORM 5500 SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (Held At End of Year)

AS OF DECEMBER 31, 2009

Identity of Issues, Borrower, Lessor, or Similar Party	Description of Investment	Current Value

Royal Bank of Canada*	Royal Bank of Canada Stock Fund:
	Royal Bank of Canada Common Stock (cost $181,036,036 )	$398,202,376
	Fidelity Institutional Cash Money Market Fund	6,208,599
Fidelity Management Trust Co.*	Fidelity Managed Income Portfolio II	185,859,936
Van Kampen Asset Management Inc.	Van Kampen Comstock Fund	70,640,504
Capital Research & Management Company	Growth Fund of America	136,328,838
Capital Research & Management Company	American Balanced Fund	109,645,320
Fidelity Management Trust Co.*	US Equity Index Commingled Pool	72,852,759
Van Kampen Asset Management Inc.	Van Kampen Small Cap Growth	50,954,495
T. Rowe Price Associates	TRP Mid Cap Growth	3,578,286
Fidelity Management Trust Co.*	Fidelity US Bond Index Fund	76,031,995
Capital Research & Management Company	American Euro-Pacific Growth Fund	129,692,464
RBC Global Asset Management US*	RBC Mid Cap Growth Fund Class I	30,507,277
Artisan Funds Inc. Investor Share	Artisan Mid Cap Value Fund	45,116,039
Third Avenue Management, LLC	Third Avenue Small Cap Value	42,386,398
AllianceBernstein L.P.	Alliance Bernstein 2000	866,076
AllianceBernstein L.P.	Alliance Bernstein 2005	676,015
AllianceBernstein L.P.	Alliance Bernstein 2010	1,386,763
AllianceBernstein L.P.	Alliance Bernstein 2015	3,037,464
AllianceBernstein L.P.	Alliance Bernstein 2020	4,069,591
AllianceBernstein L.P.	Alliance Bernstein 2025	4,668,188
AllianceBernstein L.P.	Alliance Bernstein 2030	3,849,665
AllianceBernstein L.P.	Alliance Bernstein 2035	4,258,612
AllianceBernstein L.P.	Alliance Bernstein 2040	4,051,898
AllianceBernstein L.P.	Alliance Bernstein 2045	2,313,421
AllianceBernstein L.P.	Alliance Bernstein 2050	1,412,036
AllianceBernstein L.P.	Alliance Bernstein 2055	664,607
Fidelity Management Trust Co.*	Fidelity BrokerageLink	27,820,013
Participant loans*	Interest rates of 4.5% to 10.5% due at various dates through 2032	22,343,573

Total investments		$1,439,423,208

*	Known to be a party-in-interest

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

(EIN: 41-1228350) (Plan No. 003)

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a —

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

Question 4a “Did the employer fail to transmit to the Plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount

RBC	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. A May 2009 participant contribution was deposited on April 29, 2010	$8

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC – U.S.A. Retirement and Savings Plan
(Name of Plan)

Royal Bank of Canada	Date: June 24, 2010
(Registrant/Issuer)

/S/ STEVEN DECICCO
Steven Decicco
Chief Financial Officer

/S/ NDIKUM CHI
Ndikum Chi
Manager, Payroll, Funding, and Internal Controls

INDEX TO EXHIBITS

23	Consent of Independent Registered Public Accounting Firm